EXHIBIT 3.01

              CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
                       FOR NEVADA FOR PROFIT CORPORATIONS




1.       Name of Corporation: Pacel Corp.

2.       The articles have been amended as follows:

         Article Four: This Corporation is authorized to issue two classes of capital stock, referred to as Common Stock and Preferred Stock, each with par value of $0.001 per share. This Corporation shall be authorized ro issue a maximum of 10,000,000,000 ( ten billion) shares of Common Stock and a maximum of 5,000,000 (five million) shares of Preferred Stock. The holders of stock designated as "Common Stock" are entitled to one (1) vote for each share held. The Board of Directors may issue the Common Stock from time to time for such consideration as it shall deem adequate. The Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more series and may determine and state the designations, preferences, limitations, terms and rights associated with each series of Preferred Stock, without additional shareholder approval. The Board of Directors is authorized to decrease the number of issued and outstanding shares of a class or series held by each stockholder at the effective date and time of the change without correspondingly decreasing the number of authorized shares of the same class or series. 1,000,000 shares of preferred stock shall be designated as 1997 Class A Convertible Preferred Stock.

3. The undersigned declare that they constitute at least two-thirds of the board of directors.

4. The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued.

5.       Dated this 15th day of January, 2005

         Signatures:

         /s/ DAVID E. CALKINS               /s/ F. KAY CALKINS